Evergreen VA Capital Growth Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
5	PORTFOLIO MANAGER INTERVIEW
8	FINANCIAL HIGHLIGHTS
10	SCHEDULE OF INVESTMENTS
13	STATEMENT OF ASSETS AND LIABILITIES
14	STATEMENT OF OPERATIONS
15	STATEMENTS OF CHANGES IN NET ASSETS
16	NOTES TO FINANCIAL STATEMENTS
20	INDEPENDENT AUDITORS’ REPORT
21	ADDITIONAL INFORMATION
24	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen VA Capital Growth Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“We believe there are pockets of opportunity for equity investors in today’s market as some companies represent solid long-term investments at current prices.”

MANAGEMENT TEAM

Pilgrim Baxter Value Team

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 3/3/1998	Class 1*	Class 2*
Class Inception Date	3/3/1998	8/1/2001
Average Annual Return

1 year	-22.51%	-22.62%

Since portfolio inception	-1.75%	-1.79%

12-month income dividends per share	$0.05	$0.02

12-month capital gain distributions per share	$0.05	$0.05

* Effective at the close of business on July 12, 2002, Class L shares of the fund were renamed Class 2 shares. Effective at the close of business on July 24, 2002, Class I shares were renamed Class 1 shares.

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA Capital Growth Fund Class 1 shares,1 versus a similar investment in the Russell 1000 Value Index (Russell 1000 Value), the Standard & Poor’s 500 Index (S&P 500) and the Consumer Price Index (CPI).

The Russell 1000 Value and the S&P 500 are unmanaged market indexes and do not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns have not been adjusted to reflect the effect of the 0.25% 12b-1 fee for Class 2. Class 1 does not pay a 12b-1 fee. If these fees had been reflected, returns for Class 2 would have been lower. The distributor is currently waiving a portion of the 12b-1 fee for Class 2. Had the fee not been waived, returns would have been lower.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class 1 shares had a total return of -22.51% for the 12-month period ended December 31, 2002. During the same period, the Russell 1000 Value Index returned -15.52%, the Standard & Poor’s 500 Index (S&P 500) returned -22.10%, and the median return of funds in the Lipper Variable Annuity Large Cap Core Funds Classification was -23.34%. Lipper is an independent monitor of mutual fund performance.

What was the investment environment during the period?

The period proved challenging for equity investors as all major indexes finished the year in negative territory for the third straight year -- the first time this has occurred since the 1939 to 1941 period. While the year got off to an auspicious start with a rally that began in late 2001 and carried over into early 2002, this rally quickly faded. Continuing revelations of corporate malfeasance, the bankruptcy of WorldCom and Enron, and concerns regarding deflation and a double-dip recession drove stock prices lower. Consumer spending weakened amid concerns of increasing corporate layoffs while corporations were more focused on cost-cutting measures than capital expenditures, despite a low interest rate environment. These factors combined with the threat of war with Iraq and tensions in North Korea to put continued downward pressure on stock prices and fuel increasing investor pessimism.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$49,107,224

Number of Holdings	41

P/E Ratio	14.2x

What strategies did you pursue?

We continued to adhere to our discipline of emphasizing stocks of companies with strong balance sheets, free cash flow and attractive valuations and dividend yields. While overweighted positions in some of the best performing sectors helped the fund’s overall performance, stock selection was the most important contributor. We increased the average market capitalization of the fund’s holdings early in the period, consistent with our belief that the longer-term prospects are more promising for larger companies. Additionally, we pared the number of fund holdings to concentrate on our best ideas. The fund’s cash position and sector weightings remained relatively unchanged over the period.

TOP 5 SECTORS
(as a percentage of 12/31/2002 net assets)

Health Care	14.9%

Financials	14.5%

Consumer Staples	13.6%

Utilities	11.2%

Consumer Discretionary	10.6%

PORTFOLIO MANAGER INTERVIEW continued

What factors most affected performance during the period?

We maintained an underweighted position in technology throughout the period. This strategy added to returns during the first nine months of the year as the technology sector was down nearly 50%, but it held back performance in the fourth quarter when technology rallied in October and November. We chose to stick to our discipline and not chase this rally since, in our opinion, the sector’s business fundamentals did not justify the run-up. While our underweighted position hurt performance, the fund’s technology holdings outperformed those of the benchmark S&P 500. Specifically, Hewlett-Packard was a strong performer for the fund as the market began to value the expected benefits from the company’s merger with Compaq.

In the healthcare sector, we maintained an overweighted position. Our stock selection helped the fund’s healthcare holdings outperform those of the S&P 500. Merck & Co., Inc., a major pharmaceutical company, was one of our strongest performers during the period, while others such as Schering-Plough and Bristol-Myers Squibb fell significantly.

In telecommunications services, the fund’s overweighted position and stock selection dampened returns throughout the period as investor pessimism drove stocks down to levels we believed were unjustified. Like technology, however, this sector spiked dramatically when bargain hunters were attracted to its high dividend yields and strong balance sheets during the market rebound in mid-October and November.

Our underweighted position in consumer discretionary stocks benefited the fund’s overall performance as the sector posted relatively lackluster returns. However, certain holdings did produce above-average returns for the fund. Specifically, J.C. Penney appreciated greatly due to strong fourth quarter sales. We sold out of this position and took profits. On the other hand, McDonald’s Corporation was a disappointment as the company’s earnings were under pressure due to price wars in the fast food industry as well as costs of overexpansion. However, we still continue to hold McDonald’s as it has a strong cash position and is poised to potentially experience a turnaround under its new management team.

We overweighted defensive equity sectors such as consumer staples. This strategy, combined with strong stock selection, aided performance. For example, Sara Lee Corporation was one of the fund’s top performers. In contrast, two other consumer staples holdings, grocers Kroger and Safeway, detracted significantly from results. We subsequently liquidated our positions in these two companies in light of increasing competition from Wal-Mart. We still believe that the combination of attractive dividend yields and reasonable valuations present

PORTFOLIO MANAGER INTERVIEW continued

select opportunities within the consumer staples segment in the near term. Accordingly, in the fourth quarter we added to our existing position in H.J. Heinz Company, which recently sold off several underperforming businesses and is now, we believe, poised to grow at a faster rate.

TOP 10 HOLDINGS
(as a percentage of 12/31/2002 net assets)

Aetna, Inc.	5.2%

Merck & Co., Inc.	3.5%

Wyeth	3.4%

Phillip Morris Companies, Inc.	3.3%

Microsoft Corp.	3.3%

McDonald’s Corp.	3.3%

Prudential Financial, Inc.	3.2%

Qwest Communications International, Inc.	3.1%

Duke Energy Corp.	3.0%

ChevronTexaco Corp.	3.0%

What is your outlook over the next 12 months?

After three consecutive years of negative equity performance, the question looms whether 2003 will follow this trend. Equity markets have not experienced four down years in a row since the Great Depression and we do not think the outlook for the economy is that pessimistic. Having said that, given the recent levels of market volatility coupled with geopolitical uncertainty, it is difficult to predict the direction of the market in the near term. Despite these uncertainties, we do think that current market valuations are at a reasonable level relative to their fair value. We believe there are pockets of opportunity for equity investors in today’s market as some companies represent solid long-term investments at current prices.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001	2000[1]	1999[1]	1998[1,2]
CLASS 1[3]
Net asset value, beginning of period	$14.04	$16.43	$14.42	$13.58	$12.50
Income from investment operations
Net investment income	0.16	0.03	0.10	0.01	0.03
Net realized and unrealized gains or losses on securities	-3.30	-2.16	2.37	0.87	1.05
Total from investment operations	-3.14	-2.13	2.47	0.88	1.08
Distributions to shareholders from
Net investment income	-0.05	-0.08	-0.01	-0.02	0
Net realized gains	-0.05	-0.18	-0.45	-0.02	0
Total distributions to shareholders	-0.10	-0.26	-0.46	-0.04	0
Net asset value, end of period	$10.80	$14.04	$16.43	$14.42	$13.58
Total return[4]	-22.51%	-12.95%	17.69%	6.50%	8.64%
Ratios and supplemental data
Net assets, end of period (thousands)	$38,961	$49,900	$36,975	$28,377	$20,142
Ratios to average net assets
Expenses[5]	1.02%	1.04%	1.03%	1.18%	1.05%[6]
Net investment income	1.24%	0.42%	0.73%	0.06%	0.50%[6]
Portfolio turnover rate	401%	150%	79%	87%	54%

1.  Effective February 1, 2000, shareholders of Mentor VIP Capital Growth Portfolio became owners of that number of full and fractional shares of Evergreen VA Capital Growth Fund. As Mentor VIP Capital Growth Portfolio contributed the majority of assets and shareholders to Evergreen VA Capital Growth Fund, its accounting and performance history has been carried forward.

2.  For the period from March 3, 1998 (commencement of operations), to December 31, 1998.

3.  Effective at the close of business on July 24, 2002, Class I shares of the fund were renamed Class 1 shares.

4.  Total return does not reflect charges attributable to your insurance company's separate account.

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

6.  Annualized

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001[1]
CLASS 2[2]
Net asset value, beginning of period	$14.03	$15.08
Income from investment operations
Net investment income	0.12	0
Net realized and unrealized gains or losses on securities	-3.28	-1.05
Total from investment operations	-3.16	-1.05
Distributions to shareholders from
Net investment income	-0.02	0
Net realized gains	-0.05	0
Total distributions to shareholders	-0.07	0
Net asset value, end of period	$10.80	$14.03
Total return[3]	-22.62%	-6.96%
Ratios and supplemental data
Net assets, end of period (thousands)	$10,146	$2,679
Ratios to average net assets
Expenses[4]	1.14%	1.19%[5]
Net investment income	1.50%	0.14%[5]
Portfolio turnover rate	401%	150%

1.  For the period August 1, 2001 (commencement of class operations), to December 31, 2001.

2.  Effective at the close of business on July 12, 2002, Class L shares of the fund were renamed Class 2 shares.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Shares	Value

COMMON STOCKS 96.6%
CONSUMER DISCRETIONARY 10.6%
Hotels, Restaurants & Leisure 3.3%
McDonald’s Corp.	99,500	$ 1,599,960
Media 5.1%
AOL Time Warner, Inc. *	98,100	1,285,110
Interpublic Group of Companies, Inc.	87,000	1,224,960
2,510,070
Specialty Retail 2.2%
Home Depot, Inc.	45,000	1,078,200
CONSUMER STAPLES 13.6%
Food Products 8.7%
ConAgra, Inc.	58,400	1,460,584
Del Monte Foods Co. *	1	5
H.J. Heinz Co.	45,100	1,482,437
Sara Lee Corp.	60,100	1,352,851
4,295,877
Tobacco 4.9%
Philip Morris Companies, Inc.	40,500	1,641,465
UST, Inc.	23,000	768,890
2,410,355
ENERGY 9.5%
Energy Equipment & Services 1.8%
Transocean Sedco Forex, Inc.	38,100	883,920
Oil & Gas 7.7%
ChevronTexaco Corp.	22,300	1,482,504
ConocoPhillips	21,300	1,030,707
Exxon Mobil Corp.	35,700	1,247,358
3,760,569
FINANCIALS 14.5%
Banks 3.5%
KeyCorp	19,400	487,716
PNC Financial Services Group	17,000	712,300
U.S. Bancorp	22,900	485,938
1,685,954
Diversified Financials 5.9%
Capital One Financial Corp.	13,900	413,108
Citigroup, Inc.	32,300	1,136,637
Fannie Mae	10,600	681,898
Freddie Mac	11,500	679,075
2,910,718
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
FINANCIALS continued
Insurance 5.1%
American International Group, Inc.	16,000	$ 925,600
Prudential Financial, Inc. *	50,000	1,587,000
2,512,600
HEALTH CARE 14.9%
Health Care Providers & Services 5.2%
Aetna, Inc.	61,900	2,545,328
Pharmaceuticals 9.7%
Merck & Co., Inc.	30,100	1,703,961
Pfizer, Inc.	46,900	1,433,733
Wyeth	44,100	1,649,340
4,787,034
INDUSTRIALS 9.0%
Aerospace & Defense 3.5%
Lockheed Martin Corp.	8,000	462,000
Raytheon Co.	41,400	1,273,050
1,735,050
Commercial Services & Supplies 2.7%
Pitney Bowes, Inc.	40,600	1,325,996
Industrial Conglomerates 2.8%
General Electric Co.	55,200	1,344,120
INFORMATION TECHNOLOGY 5.0%
Computers & Peripherals 1.8%
Hewlett-Packard Co.	50,600	878,416
Software 3.2%
Microsoft Corp. *	31,000	1,602,700
TELECOMMUNICATION SERVICES 8.3%
Diversified Telecommunication Services 8.3%
BellSouth Corp.	30,400	786,448
Qwest Communications International, Inc. *	306,300	1,531,500
SBC Communications, Inc.	30,000	813,300
Verizon Communications, Inc.	24,300	941,625
4,072,873
UTILITIES 11.2%
Electric Utilities 8.4%
Consolidated Edison, Inc.	31,900	1,365,958
Duke Energy Corp.	76,200	1,488,948
FPL Group, Inc.	21,400	1,286,782
4,141,688
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
UTILITIES continued
Gas Utilities 2.8%
El Paso Corp.	194,900	$ 1,356,504
Total Common Stocks		47,437,932
SHORT-TERM INVESTMENTS 2.1%
MUTUAL FUND SHARES 2.1%
Evergreen Institutional Money Market Fund (o)	1,043,438	1,043,438
Total Investments (cost $48,424,108) 98.7%		48,481,370
Other Assets and Liabilities 1.3%		625,854
Net Assets 100.0%		$ 49,107,224

*	Non-income producing security
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 48,424,108
Net unrealized gains on securities	57,262

Market value of securities	48,481,370
Cash	33
Receivable for securities sold	905,649
Dividends and interest receivable	130,367
Deferred organization expenses	269

Total assets	49,517,688

Liabilities
Payable for securities purchased	400,652
Advisory fee payable	2,153
Due to other related parties	269
Accrued expenses and other liabilities	7,390

Total liabilities	410,464

Net assets	$ 49,107,224

Net assets represented by
Paid-in capital	$ 62,004,433
Undistributed net investment income	647,186
Accumulated net realized losses on securities	(13,601,657)
Net unrealized gains on securities	57,262

Total net assets	$ 49,107,224

Net assets consists of
Class 1 *	38,961,411
Class 2 *	10,145,813

Total net assets	$ 49,107,224

Shares outstanding
Class 1 *	3,607,979
Class 2 *	939,373

Net asset value per share
Class 1 *	$ 10.80
Class 2 *	$ 10.80

* Effective at the close of business on July 12, 2002, Class L shares of the fund were renamed Class 2 shares and effective at the close of business on July 24, 2002, Class I shares were renamed Class 1 shares.
See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Dividends (net of foreign withholding taxes of $4,968)	$ 1,111,919
Interest	50,209

Total investment income	1,162,128

Expenses
Advisory fee	408,880
Distribution Plan expenses	16,054
Administrative services fees	51,110
Transfer agent fee	3,589
Trustees’ fees and expenses	1,159
Printing and postage expenses	28,114
Custodian fee	9,724
Professional fees	15,537
Organization expenses	850
Other	1,571

Total expenses	536,588
Less: Expense reductions	(14,545)
Fee waivers	(9,285)

Net expenses	512,758

Net investment income	649,370

Net realized and unrealized gains or losses on securities
Net realized losses on securities	(13,172,623)
Net change in unrealized gains or losses on securities	(934,961)

Net realized and unrealized gains or losses on securities	(14,107,584)

Net decrease in net assets resulting from operations	$ (13,458,214)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 649,370		$ 181,555
Net realized gains or losses on securities		(13,172,623)		54,583
Net change in unrealized gains or losses on securities		(934,961)		(6,116,660)

Net decrease in net assets resulting from operations		(13,458,214)		(5,880,522)

Distributions to shareholders from
Net investment income
Class 1 *		(176,140)		(220,259)
Class 2 *		(6,194)		0
Net realized gains
Class 1 *		(197,038)		(478,848)
Class 2 *		(17,582)		0

Total distributions to shareholders		(396,954)		(699,107)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class 1 *	762,202	9,483,406	1,585,144	23,697,689
Class 2 *	817,118	9,817,558	193,299	2,655,445

		19,300,964		26,353,134

Net asset value of shares issued in reinvestment of distributions
Class 1 *	27,299	373,179	50,404	699,106
Class 2 *	1,737	23,775	0	0

		396,954		699,106

Payment for shares redeemed
Class 1 *	(735,690)	(8,502,429)	(332,186)	(4,835,691)
Class 2 *	(70,428)	(812,081)	(2,353)	(33,401)

		(9,314,510)		(4,869,092)

Net increase in net assets resulting from capital share transactions		10,383,408		22,183,148

Total increase (decrease) in net assets		(3,471,760)		15,603,519
Net assets
Beginning of period		52,578,984		36,975,465

End of period		$ 49,107,224		$ 52,578,984

Undistributed net investment income		$ 647,186		$ 180,579

* Effective at the close of business on July 12, 2002, Class L shares of the fund were renamed Class 2 shares and effective at the close of business on July 24, 2002, Class I shares were renamed Class 1 shares.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen VA Capital Growth Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

The Fund offers Class 1 and Class 2 shares at net asset value without a front-end sales charge or contingent deferred sales charge; however, Class 2 shares pay an ongoing distribution fee.

Effective at the close of business on July 12, 2002, Class L shares of the fund were renamed Class 2 shares and effective at the close of business on July 24, 2002, Class I shares were renamed Class 1 shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange usually are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Short-term securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

NOTES TO FINANCIAL STATEMENTS continued

c. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

d. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations.

e. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

f. Organization expenses

Organization expenses for the Fund are amortized to operations over a five-year period on a straight-line basis. In the event any of the initial shares of the Fund are redeemed by any holder during the five-year amortization period, redemption proceeds will be reduced by any unamortized organization expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of the redemption.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly-owned subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee of 0.80% of the Fund’s average daily net assets.

Pilgrim Baxter & Associates, Ltd. (formerly Pilgrim Baxter Value Investors, Inc.) is the investment sub-advisor to the Fund and is paid by EIMC for its services to the Fund.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

NOTES TO FINANCIAL STATEMENTS continued

The Fund has placed a portion of its portfolio transactions with brokerage firms that are affiliates of Wachovia. During the year ended December 31, 2002, the Fund paid brokerage commissions of $46,114 to Wachovia Securities, Inc.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class 2 shares. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of the average daily net assets for Class 2. During the year ended December 31, 2002, the amount of distribution fees waived by EDI was $9,285. The impact on the expense ratio for Class 2, as a percentage of its average daily net assets, was 0.14%.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $202,070,687 and $191,476,688, respectively, for the year ended December 31, 2002.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $48,822,807. The gross unrealized appreciation and depreciation on securities based on tax cost was $2,340,895 and $2,682,332, respectively, with a net unrealized depreciation of $341,437.

As of December 31, 2002 the Fund had $13,202,958 in capital loss carryovers for federal income tax purposes due to expire in 2010.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds. During the year ended December 31, 2002, the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover

$647,186	$341,437	$13,202,958

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales.

The tax character of distributions paid for the year ended ended December 31, 2002 was $182,763 of ordinary income and $214,191 of long-term capital gains.

NOTES TO FINANCIAL STATEMENTS continued

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian and brokerage/service arrangements with specific brokers, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangements and brokerage transactions of $294 and $14,251, respectively, which combined represents 0.03% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Variable Annuity Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen VA Capital Growth Fund, a portfolio of Evergreen Variable Annuity Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen VA Capital Growth Fund, as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Fund has designated aggregate and per share capital gain distributions of $214,191 and $0.0527, respectively, for the fiscal year ended December 31, 2002.

For corporate shareholders, 100.00% of ordinary income dividends paid during the fiscal year ended December 31, 2002 qualified for the dividends received deduction.

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TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

560853   2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034